October 19, 2005

Submitted Via EDGAR and Facsimile
Yolanda Crittendon
Staff Accountant, Division of Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 4561
Washington, D.C. 20549

Re:	Capstead Mortgage Corporation (the “Company”) Form 10-K for the year ended December 31, 2004 File No. 001-08896
Dear Ms. Crittendon:
     Our responses to the staff’s comments in the October 11, 2005 comment letter are set forth below. To facilitate your review, the comments of the staff have been set forth below in italics and are followed by our response.
Form 10-K
Exhibit 13
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 38
1.	We have read and considered your response to comment 4(a). We continue to believe the use of operating income and operating income per share is confusingly similar to other measures calculated under GAAP. As such, please revise future filings accordingly to label this measure in a manner that is dissimilar to descriptions used under GAAP.

Yolanda Crittendon
October 19, 2005

In our view the terms “operating income” and “operating income per share” clearly describe the non-GAAP financial measure we have defined. Accordingly, in lieu of using a less-descriptive label, we have improved our presentation to make it clear that we are presenting a non-GAAP financial measure. This has been accomplished by presenting these measures separately from GAAP data under a separate caption entitled: “Other data” and an additional subcaption entitled “Non-GAAP financial measures.” We have also included a footnote to the subcaption title which has been revised to lead with the following explanatory sentence:
Capstead utilizes two non-GAAP financial measures, operating income (calculated excluding from net income depreciation on real estate and any gain on asset sales and CMO redemptions) and operating income per common share (calculated excluding from net income (loss) per diluted common share depreciation on real estate, any gain on asset sales and CMO redemptions, and the dilutive effects, if present, of the Series B preferred shares) under the belief they provide investors with useful supplemental measures of the Company’s operating performance.
Attached as Exhibit A is an excerpt from our draft September 30, 2005 quarterly report on Form 10-Q where this information is presented. Note that we do not specifically mention these non-GAAP financial measures anywhere in the narrative of the MDA.

2.	In reference to your response to comment 4(b), please revise future filings to explain the reasons why management believes this non-GAAP financial measure provides useful information to investors regarding the Company’s operating performance. Your current disclosure that operating income is used to determine the funds available for reinvestment or distribution indicates that you are using this as a measure of your liquidity. Also tell us what consideration was given to disclosing this non-GAAP information separately from other GAAP information included in your Results of Operations table under a heading clearly labeled as “Other Data”.

For our September 30, 2005 quarterly report on Form 10-Q, we have modified our disclosure to delete any reference to determining funds available for reinvestment or distribution. See discussion in response to question 1 above regarding revising our presentation to present our non-GAAP financial measures under a separate heading labeled “Other Data.” Also, in our footnote to this data (see Exhibit A), a cross-reference has been provided to a table entitled “Comparison of Non-GAAP Financial Measures to Net Income and Net Income (Loss) per Diluted Common Share.” Attached as Exhibit B is a draft of this table.

Yolanda Crittendon
October 19, 2005

     We respectfully submit the foregoing for your consideration in response to your comment letter dated October 11, 2005. If you have any further questions concerning this filing, please contact me at (214) 874-2380.

Sincerely,
/s/ Phillip A. Reinsch
Phillip A. Reinsch
Chief Financial Officer

cc:	Cicely Lucky – U.S. Securities and Exchange Commission (via facsimile)
Andrew F. Jacobs – Capstead Mortgage Corporation (via facsimile)
David Barbour – Andrews Kurth LLP (via facsimile)
Muriel C. McFarling – Andrews Kurth LLP (via facsimile)
Howard Altshuler – Ernst Young (via facsimile)

EXHIBIT A
RESULTS OF OPERATIONS
Contributions to net operating results by source, net of related interest expense, were as follows (in thousands, except per share amounts):

	Quarter Ended		Nine Months Ended
	September 30		September 30
	2005	2004	2005	2004
Mortgage securities and similar investments:
Agency Securities	$4,636	$9,285	$18,501	$32,114
Non-agency Securities	296	766	1,292	3,394
CMBS	151	146	431	508
CMO collateral	201	165	345	571

Net margin on financial assets	5,284	10,362	20,569	36,587

Real estate held for lease:
Lease revenue net of related interest expense	1,395	1,428	4,157	4,241
Real estate depreciation	(927)	(927)	(2,781)	(2,781)

Net margin on real estate held for lease	468	501	1,376	1,460

Other revenue (expense):
Gain on CMO redemption	156	–	156	–
Other revenue	320	200	731	516
Other interest expense	(41)	–	(41)	–
Other operating expense	(1,530)	(1,576)	(4,542)	(4,907)

Total other revenue (expense)	(1,095)	(1,376)	(3,696)	(4,391)

Equity in earnings (losses) of unconsolidated affiliates	(42)	–	(42)	–

Net income	4,615	9,487	18,207	33,656
Less cash dividends paid on preferred shares	(5,064)	(5,064)	(15,192)	(15,195)

Net income available (loss attributable) to common stockholders	$(449)	$4,423	$3,015	$18,461

Net income per common share:
Basic	$(0.02)	$0.27	$0.16	$1.20
Diluted	(0.02)	0.27	0.16	1.19
Other data:
Regular common dividends declared per share	0.02	0.33	0.30	1.36
Non-GAAP financial measures: *
Operating income	5,386	10,414	20,832	36,437
Operating income per common share	0.02	0.32	0.30	1.37
*	Capstead utilizes two non-GAAP financial measures, operating income (calculated excluding from net income depreciation on real estate and any gain on asset sales and CMO redemptions) and operating income per common share (calculated excluding from net income depreciation on real estate, any gain on asset sales and CMO redemptions and the dilutive effects, if present, of the Series B preferred shares) under the belief they provide investors with useful supplemental measures of the Company’s operating performance. Depreciation on real estate is excluded because it is not indicative of the change in value of the related real estate. Gains are excluded because they are considered non-operating in nature and the amount and timing of any such gains are dependent upon investment strategies and market conditions. The Series B preferred shares are considered dilutive, for diluted net income per common share purposes only, whenever annualized basic net income per common share exceeds $2.13 (the Series B preferred share annualized dividend of $1.26 divided by the current conversion rate of 0.5918). Operating income per common share excludes the dilutive effects, if present, of the Series B preferred shares because it is not economically advantageous to convert these shares at market prices of both the common shares and Series B preferred shares; therefore few, if any, Series B preferred share conversions are expected. See “Comparison of Non-GAAP Financial Measures to Net Income and Net Income per Diluted Common Share.”

EXHIBIT B
COMPARISON OF NON-GAAP FINANCIAL MEASURES TO
NET INCOME AND NET INCOME (LOSS) PER DILUTED COMMON SHARE
The following table compares the calculation of operating income and operating income per common share (both non-GAAP financial measures) to net income and net income (loss) per diluted common share calculated in accordance with GAAP (in thousands, except per share amounts):

	Quarter Ended
	September 30, 2005		September 30, 2004
	Operating	Diluted	Operating	Diluted

Net income	$4,615	$4,615	$9,487	$9,487
Adjustments for:
Depreciation on real estate	927	–	927	–
Gains on CMO redemption	(156)	–	–	–
Dividends on antidilutive preferred shares preferred shares	(5,064)	(5,064)	(4,983)	(5,064)

	$322	$(449)	$5,431	$4,423

Weighted average common shares outstanding	18,871	18,871	16,645	16,645
Net effect of dilutive securities:
Stock options	30	–	25	25
Preferred A shares	–	–	303	–

	18,901	18,871	16,973	16,670

Per common share	$0.02	$(0.02)	$0.32	$0.27

	Nine Months Ended
	September 30, 2005		September 30, 2004
	Operating	Diluted	Operating	Diluted

Net income	$18,207	$18,207	$33,656	$33,656
Adjustments for:
Depreciation on real estate	2,781	–	2,781	–
Gain on CMO redemption	(156)	–	–	–
Dividends on antidilutive preferred shares	(15,192)	(15,192)	(14,949)	(14,949)

	$5,640	$3,015	$21,488	$18,707

Weighted average common shares outstanding	18,867	18,867	15,387	15,387
Net effect of dilutive securities:
Stock options	48	48	33	33
Preferred A shares	–	–	309	309

	18,915	18,915	15,729	15,729

Per common share	$0.30	$0.16	$1.37	$1.19